                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        Rule 13e-3 Transaction Statement

                       (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                               Amendment No. 2


                        United Oklahoma Bankshares, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                        United Oklahoma Bankshares, Inc.
                             Ameribank Corporation
--------------------------------------------------------------------------------
                       (Name of Persons Filing Statement)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  911266-10-4
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)



           George N. Cook, Jr.                     D. Wesley Schubert
     United Oklahoma Bankshares, Inc.             Ameribank Corporation
          4600 S.E. 29th Street                      201 N. Broadway
         Del City, Oklahoma 73115                Shawnee, Oklahoma 74802
              (405) 677-8711                         (405) 273-5000

                                With a copy to:

                            N. Martin Stringer, Esq.
                       McKinney, Stringer & Webster, P.C.
                           101 N. Broadway, Suite 800
                         Oklahoma City, Oklahoma 73102
                                 (405) 239-6444

          (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Person Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14(b)-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
     240.13e(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].

                           Calculation of Filing Fee

Transaction Valuation:  $1,700,000.00*         Amount of Filing Fee:  $340.00**

* Based upon 972,739 shares of common stock, par value $1.00 per share, of United Oklahoma Bankshares, Inc. (the "Common Stock"), to be converted into the right to receive $0.776901 (rounded to the nearest $0.01) in cash per share and 16,183 shares of 9% cumulative non-voting preferred stock, par value $30.00 per share, of United Oklahoma Bankshares, Inc. (the "Preferred Stock"), to be converted into the right to receive $58.35 in cash per share. **The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $______________.

Form or Registration No.:  ______________.

Filing Party:              ______________.

Date Filed:                ______________.




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ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The Name of the Issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is United Oklahoma Bankshares, Inc. ("United" or the "Company") and the address of its principal executive offices is 4600 S.E. 29th Street, Del City, Oklahoma 73115. All cross references in this Rule 13e-3 Transaction Statement (the "Statement") refer to captions in the Proxy Statement (the "Proxy Statement") filed concurrently herewith with the Securities and Exchange Commission (the "Commission") in anticipation of the completion of a merger pursuant to which the Company will be merged into Ameribank Corporation ("Ameribank") and Ameribank will be the surviving entity (the "Merger").

     (b) The relevant information set forth on the Front and Cover Page of the Proxy Statement and under the caption "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

     (c) The relevant information set forth under the caption "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY -- Recent Market Prices" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (d) The relevant information set forth under the captions "SUMMARY -- Dividends" and "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY -- Dividends" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (e) Not Applicable.

     (f) The relevant information set forth under the caption "BENEFICIAL OWNERSHIP OF SHARES -- Certain Transactions in Common Stock and Preferred Stock" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (d); (g) This Statement is being filed by Ameribank and United (the last being the issuer of the subject security). The relevant information set forth on the Cover Page of the Proxy Statement; the Notice of Special Meeting of Shareholders; and set forth under the captions "INTRODUCTION --Matters to be Considered at the Meeting;" "CERTAIN INFORMATION REGARDING AMERIBANK;" and "BUSINESS OF THE COMPANY" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (e) and (f) Neither Ameribank nor United, nor to the best of their knowledge, other persons with respect to whom information is provided in response to this Item has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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
ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) (1) The relevant information set forth under the caption "BUSINESS OF THE COMPANY -- Transactions with Affiliates" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (a) (2) and (b) The relevant information set forth under the captions "SUMMARY -- The Merger, -- Recommendation of the Board of Directors and the Special Committee, -- Opinion of Financial Advisor, and -- Fairness of the Transaction;" "SPECIAL FACTORS -- Background of the Merger, -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, -- Opinion of Financial Advisor, -- Structure and Purpose of the Merger, -- Certain Effects of the Merger, -- Interests of Certain Persons in the Merger; Conflicts of Interest, and -- Financing of the Merger;" "THE MERGER;" and "ANNEX A" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions "SUMMARY -- The Merger, -- Financing of the Merger, -- Conditions to the Merger;" "SPECIAL FACTORS -- Background of the Merger, -- Structure and Purpose of the Merger; -- Financing of the Merger;" "THE MERGER" and "ANNEX A" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (b) The relevant information set forth under the captions "Notice of Special Meeting of Shareholders;" "INTRODUCTION -- Matters to be Considered at the Meeting;" "SUMMARY -- The Merger;" "THE MERGER" and "ANNEX A" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (e) The relevant information set forth under the captions "INTRODUCTION -- Matters to be Considered at the Meeting;" "SUMMARY -- The Merger;" "SPECIAL FACTORS -- Background of the Merger, -- Structure and Purpose of the Merger, -- Certain Effects of the Merger;" "THE MERGER --General, -- Conditions to the Merger; Waiver;" and "CERTAIN INFORMATION REGARDING AMERIBANK" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

     (f) - (g) The relevant information set forth under the captions "SPECIAL FACTORS -- Structure and Purpose of the Merger, -- Certain Effects of the Merger;" and "BENEFICIAL OWNERSHIP OF SHARES -- Current Information: Delisting and Deregistration" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.



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


ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The relevant information set forth under the captions "SUMMARY -- Financing of the Merger" and "SPECIAL FACTORS -- Financing of the Merger" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (b) The relevant information set forth under the captions "SUMMARY -- Financing of the Merger, -- Expenses of the Merger;" "SPECIAL FACTORS -- Financing of the Merger, -- Expenses of the Merger;" and "THE MERGER -- Certain Covenants of the Company and Ameribank" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (c) The relevant information set forth under the caption "SUMMARY -- Financing of the Merger;" "SPECIAL FACTORS -- Financing of the Merger" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (d) Not Applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (c) The relevant information set forth under the captions "SUMMARY -- Background of the Merger, -- Recommendation of Board of Directors and the Special Committee, -- Fairness of the Transaction;" "SPECIAL FACTORS -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, -- Structure and Purpose of the Merger, -- Alternatives to the Merger, and -- Certain Effects of the Merger" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (d) The relevant information set forth under the captions "SUMMARY -- Federal Income Tax Consequences;" "SPECIAL FACTORS -- Background of the Merger, -- Structure and Purpose of the Merger, -- Certain Effects of the Merger, and -- Certain Federal Income Tax Consequences of the Merger;" and "THE MERGER" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions "SUMMARY -- Recommendation of the Board of Directors and the Special Committee, -- Opinion of the Financial Advisor, -- Fairness of the Transaction; -- Interest of Certain Persons in the Merger; Conflicts of Interest;" and "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, -- Opinion of Financial Advisor -- Structure and Purpose of the Merger, and -- Interests of Certain Persons in the Merger; Conflicts of Interest" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

     (b) The relevant information set forth under the captions "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction and -- Opinion of



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


Financial Advisor" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (c) The relevant information set forth under the captions "SUMMARY -- Required Vote" and "THE MERGER -- Required Vote" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (d) The relevant information set forth under the captions "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction and -- Opinion of Financial Advisor" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (e) The relevant information set forth under the caption "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

     (f) Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) The relevant information set forth under the captions "SUMMARY -- Opinion of Financial Advisor;" "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, and -- Opinion of Financial Advisor" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (b) The relevant information set forth under the caption "SUMMARY -- Recommendation of Board of Directors and the Special Committee; -- Opinion of Financial Advisor;" "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, and -- Opinion of Financial Advisor" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

     (c)(1) The opinion of George K. Baum & Company, dated October 25, 1996, is attached as Annex C to the Proxy Statement and the Supplemental Letter of George K. Baum & Company, dated January 23, 1997 attached as "ANNEX D" to the Proxy Statement are incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

        (2) The Market Value Appraisal of United Bank, Del City, as of March 31, 1996 by GRA, Petty & Company, Inc. , the Market Value Appraisal of United Bank, Del City, as of June 30, 1995 by GRA, Petty & Company, Inc. , the Appraisal of Bank Tower dated August 31, 1996 by R.W. Finley & Co., Inc. are available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the issuer or his representative who has been so designated in writing.




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


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The relevant information set forth under the caption "BENEFICIAL OWNERSHIP OF SHARES -- Beneficial Ownership" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (b) The relevant information set forth under the caption "BENEFICIAL OWNERSHIP OF SHARES -- Certain Transactions in Common Stock and Preferred Stock" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The relevant information set forth under the captions "SUMMARY -- The Merger, -- Required Vote, -- Recommendation of Board of Directors and the Special Committee, -- Fairness of the Transaction;" "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction;" "THE MERGER -- General, -- Required Vote, -- Conditions to the Merger; Waiver, -- Certain Covenants of the Company and Ameribank and "ANNEX A" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) and (b) The relevant information set forth under the captions "INTRODUCTION -- Voting at the Meeting -- Proxies;" "SUMMARY -- The Merger, -- Required Vote, -- Recommendation of the Board of Directors and the Special Committee, -- Fairness of the Transaction;" "SPECIAL FACTORS -- Appointment of and Deliberations by the Special Committee, -- Proceedings of the Board and Recommendation of the Special Committee, -- Fairness of the Transaction, -- Structure and Purpose of the Merger;" and "THE MERGER -- Required Vote" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions "INTRODUCTION -- Appraisal Rights;" "SUMMARY -- Appraisal Rights;" "SPECIAL FACTORS -- Appraisal Rights;" and "ANNEX B" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (b) Not Applicable.

     (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The relevant information set forth under the captions "INFORMATION INCORPORATED BY REFERENCE;" "SUMMARY -- Selected Consolidated Financial Data;"



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


and "BUSINESS OF THE COMPANY -- Selected Consolidation Financial Data" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

     (b) The relevant information set forth under the caption "INFORMATION INCORPORATED BY REFERENCE" is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The relevant information set forth under the caption "CERTAIN INFORMATION REGARDING AMERIBANK" and "BENEFICIAL OWNERSHIP OF SHARES -- Proxy Solicitation" is incorporated herein by reference pursuant to Instruction D of
Schedule 13E-3.

     (b) Not applicable.

ITEM 16. ADDITIONAL INFORMATION

     The information contained in the Proxy Statement, including the Information Incorporated by Reference and the Annexes attached thereto, filed concurrently herewith with the Commission in connection with this Statement is incorporated herein by reference pursuant to Instruction D of Schedule 13E-3 in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

 Ex - 99(a)      Promissory Note and Agreement, dated as of May 15, 1996, between
                 Ameribank Corporation, Shawnee, American National Bank & Trust
                 Company of Shawnee and Boatmen's First National Bank of Kansas
                 City.

 Ex - 19(b)(1)   Opinion of George K. Baum & Company, dated October 25, 1996.

 Ex - 19(b)(2)   Supplemental Letter of George K. Baum & Company, dated January
                 23, 1997.

 Ex - 99(b)(3)   Market Value Appraisal of United Bank, Del City, as of March 31,
                 1996 by GRA, Petty & Company, Inc.

 Ex - 99(b)(4)   Appraisal of Bank Tower dated August 31, 1996 by R.W. Finley &
                 Co., Inc.

 Ex - 99(b)(5)   Market Value Appraisal of United Bank, Del City, as of June 30,
                 1995 by GRA, Petty & Company, Inc.

 Ex - 99(b)(6)   Consent Letter from George K. Baum & Company dated April 15,
                 1997.

 Ex - 99(b)(7)   Consent Letter from R.W. Finley & Co., Inc. dated April 17, 1997.



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

 Ex - 99(b)(8)   Consent Letter from GRA, Petty & Company, Inc. dated April 17,
                 1997.

 Ex - 2(c)(1)    Agreement and Plan of Merger, dated as of December 3, 1996, between Ameribank Corporation and United Oklahoma Bankshares,
                 Inc., (the "Merger Agreement"), is incorporated by reference to
                 Annex A to the Proxy Statement attached as Exhibit (d) hereto.

 Ex - 2(c)(2)    First Amendment to Agreement and Plan of Merger, dated March 5,
                 1997 between Ameribank Corporation and United Oklahoma
                 Bankshares, Inc., is incorporated by reference to Annex A to the
                 Proxy Statement attached as Exhibit (d) hereto.

 Ex - 2(c)(3)    Second Amendment to Agreement and Plan of Merger, dated April
                 24, 1997 between Ameribank Corporation and United Oklahoma
                 Bankshares, Inc., is incorporated by reference to Annex A to the
                 Proxy Statement attached as Exhibit (d) hereto.

 Ex. - 4(c)(3)   Stock Purchase Agreement dated November 3, 1996; Shareholders'
                 Agreement; Voting Trust Agreement

 Ex. - 4(c)(4)   Addendum to the Stock Purchase Agreement dated January 27, 1997.

 Ex. - 4(c)(5)   Stock Purchase Agreements dated May 31, 1996.

 Ex. - 4(c)(6)   Stock Purchase Agreements dated June 6, 1996.

 Ex - 4(c)(7)    Stock Purchase Agreement dated October 2, 1995.

 Ex - 4(c)(8)    Stock Purchase Agreement dated September 29, 1995.

 Ex - 99(c)(9)   Letter from Ameribank's counsel dated January 16, 1967.

 Ex - 20(d)(1)   Proxy Statement of the Company in connection with the Special
                 Meeting of Shareholders, including Annexes thereto.

 Ex - 13(d)(2)   10-K for year ended December 31, 1996.

 Ex - 13(d)(3)   10-K for year ended December 31, 1995.

 Ex - 13(d)(4)   10-K for year ended December 31, 1994.

 Ex - 13(d)(5)   10-K for year ended December 31, 1993

 Ex - 13(d)(6)   10-Q for quarter ended March 31, 1997.

 Ex - 13(d)(7)   10-Q for quarter ended September 30, 1996.

 Ex - 99(d)(8)   8-K filed with Commission on December 12, 1996



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
 Ex - 4(e)       The appraisal rights and the procedure for exercising such appraisal rights under Oklahoma law are described in (1)
                 "INTRODUCTION" -- Appraisal Rights;" "SUMMARY -- Appraisal
                 Rights;" and "SPECIAL FACTORS -- Appraisal Rights;" and (2)
                 Annex B, in each case of the Proxy Statement attached as Exhibit
                 (d) hereto.

 Exhibit (f)     Not Applicable



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                             CROSS REFERENCE SHEET

               Schedule 13E-3                 Caption in Proxy Statement or
                 Item Number                    Notice of Special Meeting
1.   Issuer and Class of Security
     Subject to the Transaction

     (a)                                  Notice of Special Meeting of
                                          Shareholders; and Front Cover Page
                                          of the Proxy Statement.

     (b)                                  Front and Cover Page of the Proxy
                                          Statement; "DESCRIPTION OF CAPITAL
                                          STOCK OF THE COMPANY."

     (c)                                  "DESCRIPTION OF CAPITAL STOCK OF THE
                                          COMPANY -- Recent Market Prices."

     (d)                                  "SUMMARY -- Dividends" and
                                          "DESCRIPTION OF CAPITAL STOCK OF THE
                                          COMPANY -- Dividends."

     (e)                                  Not Applicable.

     (f)                                  "BENEFICIAL OWNERSHIP OF SHARES --
                                          Certain Transactions in Common Stock
                                          and Preferred Stock."

2.   Identity and Background              This Statement is being filed by the
                                          Company (the issuer of the subject
                                          security) and Ameribank the holder
                                          of approximately 61.58% of the
                                          Common Stock and approximately
                                          88.85% of the Preferred Stock of the
                                          Company.  Each of the above are
                                          affiliated and none of the above are
                                          natural persons.

     (a) - (d); (g)                       Cover Page of Proxy Statement;
                                          Notice of Special Meeting of
                                          Shareholders; "INTRODUCTION --
                                          Matters to be Considered at the
                                          Meeting;" "CERTAIN INFORMATION
                                          REGARDING AMERIBANK;" and "BUSINESS
                                          OF THE COMPANY."



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

     (e) - (f)                            Neither United nor Ameribank, nor to
                                          the best of their knowledge, other
                                          persons with respect to whom
                                          information is required to be
                                          provided in response to this Item,
                                          during the past five years, has been
                                          (i)  convicted in a criminal
                                          proceeding (excluding traffic
                                          violations or similar misdemeanors);
                                          or (ii)  a party to a civil
                                          proceeding of a judicial or
                                          administrative body of competent
                                          jurisdiction and as a result of such
                                          proceeding was or is subject to a
                                          judgment, decree or final order
                                          enjoining further violations of, or
                                          prohibiting activities subject to,
                                          federal or state securities laws or
                                          finding any violation with respect
                                          to such laws.

3.   Past Contacts,
     Transactions or
     Negotiations

     (a) (1)                              "BUSINESS OF THE COMPANY --
                                          Transactions with Affiliates."

     (a) (2); (b)                         "SUMMARY -- The Merger, --
                                          Recommendation of the Board of
                                          Directors and the Special Committee,
                                          -- Opinion of Financial Advisor, and
                                          -- Fairness of the Transaction;"
                                          "SPECIAL FACTORS -- Background of
                                          the Merger, -- Appointment of and
                                          Deliberations by the Special
                                          Committee, -- Proceedings of the
                                          Board and Recommendation of the
                                          Special Committee, -- Fairness of
                                          the Transaction, -- Opinion of
                                          Financial Advisor, -- Structure and
                                          Purpose of the Merger, -- Certain
                                          Effects of the Merger, -- Interests
                                          of Certain Persons in the Merger;
                                          Conflicts of Interest, -- Financing
                                          of the Merger;" "THE MERGER;" and
                                          ANNEX A.

4.   Terms of Transaction

     (a)                                  "SUMMARY -- The Merger, -- Financing
                                          of the Merger, -- Conditions to the
                                          Merger;" "SPECIAL FACTORS --
                                          Background of the Merger, --
                                          Structure and Purpose of the Merger,
                                          -- Financing of the Merger;" "THE
                                          MERGER;" and ANNEX A.

     (b)                                  Notice of Special Meeting of
                                          Shareholders; "INTRODUCTION --
                                          Matters to be Considered at the
                                          Meeting;" "SUMMARY -- The Merger;"
                                          "THE MERGER;" and ANNEX A.



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
5.   Plans or Proposals of the Issuer
     or Affiliate

     (a) - (e)                            "INTRODUCTION -- Matters to be
                                          Considered at the Meeting;" "SUMMARY
                                          -- The Merger;" "SPECIAL FACTORS --
                                          Background of the Merger, --
                                          Structure and Purpose of the Merger,
                                          -- Certain Effects of the Merger;"
                                          "THE MERGER -- General, --
                                          Conditions to the Merger; Waiver;"
                                          and "CERTAIN INFORMATION REGARDING
                                          AMERIBANK."

     (f) - (g)                            "SPECIAL FACTORS -- Structure and
                                          Purpose of the Merger, -- Certain
                                          Effects of the Merger;" and
                                          "BENEFICIAL OWNERSHIP OF SHARES --
                                          Current Information:  Delisting and
                                          Deregistration."

6.   Source and Amounts of
     Funds or Other
     Consideration

     (a)                                  "SUMMARY -- Financing of the Merger"
                                          and "SPECIAL FACTORS -- Financing of
                                          the Merger."

     (b)                                  "SUMMARY -- Financing of the Merger,
                                          -- Expenses of the Merger;" "SPECIAL
                                          FACTORS -- Financing of the Merger
                                          -- Expenses of the Merger;" and "THE
                                          MERGER -- Certain Covenants of the
                                          Company and Ameribank."

     (c)                                  "SUMMARY -- Financing of the
                                          Merger;" "SPECIAL FACTORS --
                                          Financing of the Merger."

     (d)                                  Not Applicable.

7.   Purpose(s), Alternatives,
     Reasons and Effects

     (a) - (c)                            "SUMMARY -- Background of the
                                          Merger, -- Recommendation of Board
                                          of Directors and the Special
                                          Committee, -- Fairness of the
                                          Transaction;" and "SPECIAL FACTORS
                                          -- Proceedings of the Board and
                                          Recommendation of the Special
                                          Committee, -- "Fairness of the
                                          Transaction -- Structure and Purpose
                                          of the Merger, -- Alternatives to
                                          the Merger, -- Certain Effects of
                                          the Merger."



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
     (d)                                  "SUMMARY -- Federal Income Tax
                                          Consequences;" "SPECIAL FACTORS --
                                          Background of the Merger, --
                                          Structure and Purpose of the Merger,
                                          -- Certain Effects of the Merger, --
                                          Certain Federal Income Tax
                                          Consequences of the Merger;" and
                                          "THE MERGER."

8.   Fairness of the Transaction

     (a) - (e)                            "SUMMARY  -- Required Vote, --
                                          Recommendation of the Board of
                                          Directors and the Special Committee,
                                          -- Opinion of Financial Advisor, --
                                          Fairness of the Transaction, --
                                          Interests of Certain Persons in the
                                          Merger; Conflicts of Interest;"
                                          "SPECIAL FACTORS -- Appointment of
                                          and Deliberations by the Special
                                          Committee, -- Proceedings of the
                                          Board and Recommendation of the
                                          Special Committee, -- Fairness of
                                          the Transaction, -- Opinion of
                                          Financial Advisor, -- Structure and
                                          Purpose of the Merger, -- Interests
                                          of Certain Persons in the Merger;
                                          Conflicts of Interest;" and THE
                                          MERGER -- Required Vote."

     (f)                                  Not Applicable.

9.   Reports, Opinions,
     Appraisals and Certain
     Negotiations

     (a) - (b)                            "SUMMARY -- Opinion of Financial
                                          Advisor;" "SPECIAL FACTORS --
                                          Appointment of and Deliberations by
                                          the Special Committee, --
                                          Proceedings of the Board and
                                          Recommendation of the Special
                                          Committee, -- Fairness of the
                                          Transaction, -- Opinion of Financial
                                          Advisor."

     (c)                                  The Opinion of George K. Baum &
                                          Company attached as Annex C to the
                                          Proxy Statement and the Supplemental
                                          Letter of George K. Baum & Company,
                                          dated January 23, 1997, attached as
                                          "ANNEX D" to the Proxy Statement are
                                          incorporated herein by reference
                                          pursuant to Instruction D of
                                          Schedule 13E-3.

10.  Interest in Securities of the
     Issuer

     (a)                                  "BENEFICIAL OWNERSHIP OF SHARES --
                                          Beneficial Ownership."

     (b)                                  "BENEFICIAL OWNERSHIP OF SHARES --
                                          Certain Transactions in Common Stock
                                          and Preferred Stock."

11.  Contracts, Arrangements or           "SUMMARY -- The Merger, -- Required
     Understandings with Respect to the   Vote, -- Recommendation of Board of
     Issuer's Securities                  Directors and the Special Committee,
                                          -- Fairness of the Transaction;"
                                          "SPECIAL FACTORS -- Appointment of
                                          and Deliberations by the Special
                                          Committee, -- Proceedings of the
                                          Board and Recommendation of the
                                          Special Committee, -- Fairness of
                                          the Transaction;" "THE MERGER --
                                          General, -- Required Vote; --
                                          Conditions to the Merger; Waiver; --
                                          Certain Covenants of the Company and
                                          Ameribank;" and ANNEX A.

12.  Present Intention and
     Recommendation of Certain Persons
     with Regard to the Transaction

     (a) - (b)                            "INTRODUCTION -- Voting at the
                                          Meeting, -- Proxies;" "SUMMARY --
                                          The Merger, -- Required Vote, --
                                          Recommendation of Board of Directors
                                          and the Special Committee, --
                                          Fairness of the Transaction;"
                                          "SPECIAL FACTORS -- Appointment of
                                          and Deliberations by the Special
                                          Committee, -- Proceedings of the
                                          Board and Recommendation of the
                                          Special Committee, -- Fairness of
                                          the Transaction, -- Structure and
                                          Purpose of the Merger;" and "THE
                                          MERGER -- Required Vote."

13.  Other Provisions of the Transaction

     (a)                                  "INTRODUCTION -- Appraisal Rights;"
                                          "SUMMARY -- Appraisal Rights;"
                                          "SPECIAL FACTORS -- Appraisal
                                          Rights;" and ANNEX B.

     (b)                                  Not Applicable.

     (c)                                  Not Applicable.

14.  Financial Statements

     (a)                                   "INFORMATION INCORPORATED BY
                                           REFERENCE;" "SUMMARY -- Selected
                                           Consolidated Financial Data;" and
                                           BUSINESS OF THE COMPANY -- Selected
                                           Consolidated Financial Data."

     (b)                                   "INFORMATION INCORPORATED BY
                                           REFERENCE."

15.  Persons and Assets Employed,
     Retained or Utilized

     (a)                                   "CERTAIN INFORMATION REGARDING
                                           AMERIBANK;" and "BENEFICIAL
                                           OWNERSHIP OF SHARES -- Proxy
                                           Solicitation."
     (b)                                   Not Applicable.

ITEM 16. ADDITIONAL INFORMATION.

     The Proxy Statement, including the Information Incorporated by Reference in and the Annexes attached thereto, is hereby incorporated by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.



 Ex - 99(a)      Promissory Note and Agreement, dated as of May 15, 1996, between
                 Ameribank Corporation, Shawnee, American National Bank & Trust
                 Company of Shawnee and Boatmen's First National Bank of Kansas
                 City.

 Ex - 19(b)(1)   Opinion of George K. Baum & Company, dated October 25, 1996.

 Ex - 19(b)(2)   Supplemental Letter of George K. Baum & Company, dated January
                 23, 1997.

 Ex - 99(b)(3)   Market Value Appraisal of United Bank, Del City, as of March 31,
                 1996 by GRA, Petty & Company, Inc.

 Ex - 99(b)(4)   Market Value Appraisal of United Bank, Del City, as of June 30,
                 1995 by GRA, Petty & Company, Inc.

 Ex - 99(b)(5)   Appraisal of Bank Tower dated August 31, 1996 by R.W. Finley &
                 Co., Inc.

 Ex - 99(b)(6)   Consent Letter from George K. Baum & Company dated April 15,
                 1997.

 Ex - 99(b)(7)   Consent Letter from R.W. Finley & Co., Inc. dated April 17, 1997.

 Ex - 99(b)(8)   Consent Letter from GRA, Petty & Company, Inc. dated April 17,
                 1997.

 Ex - 2(c)(1)    Agreement and Plan of Merger, dated as of December 3, 1996, between Ameribank Corporation and United Oklahoma Bankshares,
                 Inc., (the "Merger Agreement"), is incorporated by reference to
                 Annex A to the Proxy Statement attached as Exhibit (d) hereto.

 Ex - 2(c)(2)    First Amendment to Agreement and Plan of Merger, dated March 5,
                 1997 between Ameribank Corporation and United Oklahoma
                 Bankshares, Inc., is incorporated by reference to Annex A to the
                 Proxy Statement attached as Exhibit (d) hereto.

 Ex - 2(c)(3)    Second Amendment to Agreement and Plan of Merger, dated April
                 24, 1997 between Ameribank Corporation and United Oklahoma
                 Bankshares, Inc., is incorporated by reference to Annex A to the
                 Proxy Statement attached as Exhibit (d) hereto.

 Ex. - 4(c)(3)   Stock Purchase Agreement dated November 3, 1996; Shareholders'
                 Agreement; Voting Trust Agreement

 Ex. - 4(c)(4)   Addendum to the Stock Purchase Agreement dated January 27, 1997.

 Ex. - 4(c)(5)   Stock Purchase Agreements dated May 31, 1996.

 Ex. - 4(c)(6)   Stock Purchase Agreements dated June 6, 1996.

 Ex - 4(c)(7)    Stock Purchase Agreement dated October 2, 1995.

 Ex - 4(c)(8)    Stock Purchase Agreement dated September 29, 1995.

 Ex. - 99(c)(9)  Letter from Ameribank's counsel dated January 16, 1967.

 Ex - 20(d)(1)   Proxy Statement of the Company in connection with the Special
                 Meeting of Shareholders, including Annexes thereto.

 Ex - 13(d)(2)   10-K for year ended December 31, 1996.

 Ex 13(d)(3)     10-K for year ended December 31, 1995.

 Ex - 13(d)(4)   10-K for year ended December 31, 1994.

 Ex - 13(d)(5)   10-K for year ended December 31, 1993

 Ex - 13(d)(6)   10-Q for quarter ended March 31, 1997.

 Ex - 13(d)(7)   10-Q for quarter ended September 30, 1996.

 Ex - 99(d)(8)   8-K filed with Commission on December 12, 1996

 Ex - 4(e)       The appraisal rights and the procedure for exercising such appraisal rights under Oklahoma law are described in (1)
                 "INTRODUCTION" -- Appraisal Rights;" "SUMMARY -- Appraisal
                 Rights;" and "SPECIAL FACTORS -- Appraisal Rights;" and (2)
                 Annex B, in each case of the Proxy Statement attached as Exhibit
                 (d) hereto.

 Exhibit (f)     Not Applicable

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------------------      ----------------------------------
             (Date)                                  (Date)

/s/ D. WESLEY SCHUBERT                  /s/ GEORGE N. COOK, JR.
----------------------------------      ----------------------------------
           (Signature)                             (Signature)

Name:  D. Wesley Schubert               Name:  George N. Cook, Jr.
Title: Vice President, Ameribank        Title: Chairman, United Oklahoma
       Corporation                             Bankshares, Inc.


----------------------------------      ----------------------------------
             (Date)                                  (Date)

/s/ D. WESLEY SCHUBERT                  /s/ GEORGE N. COOK, JR.
----------------------------------      ----------------------------------
D. Wesley Schubert (Signature)          George N. Cook, Jr. (Signature)


----------------------------------
             (Date)

/s/ DONA B. ADCOCK
----------------------------------
Dona B. Adcock   (Signature)


                              INDEX TO EXHIBITS

EXHIBIT
NUMBER                          DESCRIPTION
-------                         -----------
 Ex. - 99(a)     Promissory Note and Agreement, dated as of May 15, 1996, between
                 Ameribank Corporation, Shawnee, American National Bank & Trust
                 Company of Shawnee and Boatmen's First National Bank of Kansas
                 City.

 Ex. - 19(b)(1)  Opinion of George K. Baum & Company, dated October 25, 1996.

 Ex. - 19(b)(2)  Supplemental Letter of George K. Baum & Company, dated January
                 23, 1997.

 Ex. - 99(b)(3)  Market Value Appraisal of United Bank, Del City, as of March 31,
                 1996 by GRA, Petty & Company, Inc.

 Ex. - 99(b)(4)  Market Value Appraisal of United Bank, Del City, as of June 30,
                 1995 by GRA, Petty & Company, Inc.

 Ex. - 99(b)(5)  Appraisal of Bank Tower dated August 31, 1996 by R.W. Finley &
                 Co., Inc.

 Ex. - 99(b)(6)  Consent Letter from George K. Baum & Company dated April 15,
                 1997.

 Ex. - 99(b)(7)  Consent Letter from R.W. Finley & Co., Inc. dated April 17, 1997.

 Ex. - 99(b)(8)  Consent Letter from GRA, Petty & Company, Inc. dated April 17,
                 1997.

 Ex. - 2(c)(1)   Agreement and Plan of Merger, dated as of December 3, 1996, between Ameribank Corporation and United Oklahoma Bankshares,
                 Inc., (the "Merger Agreement"), is incorporated by reference to
                 Annex A to the Proxy Statement attached as Exhibit (d) hereto.

 Ex. - 2(c)(2)   First Amendment to Agreement and Plan of Merger, dated March 5,
                 1997 between Ameribank Corporation and United Oklahoma
                 Bankshares, Inc., is incorporated by reference to Annex A to the
                 Proxy Statement attached as Exhibit (d) hereto.

 Ex. - 2(c)(3)   Second Amendment to Agreement and Plan of Merger, dated April
                 24, 1997 between Ameribank Corporation and United Oklahoma
                 Bankshares, Inc., is incorporated by reference to Annex A to the
                 Proxy Statement attached as Exhibit (d) hereto.

 Ex. - 4(c)(3)   Stock Purchase Agreement dated November 3, 1996; Shareholders'
                 Agreement; Voting Trust Agreement

 Ex. - 4(c)(4)   Addendum to the Stock Purchase Agreement dated January 27, 1997.

 Ex. - 4(c)(5)   Stock Purchase Agreements dated May 31, 1996.

 Ex. - 4(c)(6)   Stock Purchase Agreements dated June 6, 1996.

 Ex -  4(c)(7)   Stock Purchase Agreement dated October 2, 1995.

 Ex -  4(c)(8)   Stock Purchase Agreement dated September 29, 1995.

 Ex - 99(c)(9)   Letter from Ameribank's counsel dated January 16, 1967.

 Ex - 20(d)(1)   Proxy Statement of the Company in connection with the Special
                 Meeting of Shareholders, including Annexes thereto.

 Ex - 13(d)(2)   10-K for year ended December 31, 1996.

 Ex - 13(d)(3)   10-K for year ended December 31, 1995.

 Ex - 13(d)(4)   10-K for year ended December 31, 1994.

 Ex - 13(d)(5)   10-K for year ended December 31, 1993

 Ex - 13(d)(6)   10-Q for quarter ended March 31, 1997

 Ex - 13(d)(7)   10-Q for quarter ended September 30, 1996.

 Ex - 99(d)(8)   8-K filed with Commission on December 12, 1996

 Ex - 4(e)       The appraisal rights and the procedure for exercising such appraisal rights under Oklahoma law are described in (1)
                 "INTRODUCTION" -- Appraisal Rights;" "SUMMARY -- Appraisal
                 Rights;" and "SPECIAL FACTORS -- Appraisal Rights;" and (2)
                 Annex B, in each case of the Proxy Statement attached as Exhibit
                 (d) hereto.

 Exhibit (f)     Not Applicable